April 1, 2016

VIA EDGAR

Carlos Pacho

Senior Associate Chief Accountant

AD Office 11 - Telecommunications,

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:	Nippon Telegraph and Telephone Corporation
Form 20-F for Fiscal Year Ended March 31, 2015
Filed June 30, 2015
File No. 001-08910

Dear Mr. Pacho:

This is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 18, 2016, which was received by Nippon Telegraph and Telephone Corporation (“NTT”) on March 19, 2016, with respect to the annual report on Form 20-F of NTT for the fiscal year ended March 31, 2015 (the “2015 Form 20-F”). For your convenience, we have included the text of the Staff’s comments below followed by our response.

Form 20-F for the Fiscal Year Ended March 31, 2015

Consolidated Financial Statements

Notes to Consolidated Financial Statements

14. Equity, page F-50

We note your disclosure that the Companies Act of Japan provides certain limitations on the amounts available for dividends. We also note you disclose the amount of your statutory retained earnings available for the payment of dividends. Please tell us if there are any restrictions on the ability of your subsidiaries to transfer funds to you for distribution to shareholders or other uses. If there are restrictions, tell us how you considered the disclosure requirements related to the restricted net assets of your subsidiaries in Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X regarding Schedule I – condensed financial information of the registrant. Also, please address the requirement to disclose the nature and extent of restrictions on the ability of subsidiaries to transfer funds in the liquidity section at page 85, as described in Item 5(B)(1)(b) of Form 20-F.

Response:

NTT respectfully acknowledges the Staff’s comment letter and advises the Staff that, strictly speaking, certain of NTT’s foreign subsidiaries are required to clear prior procedures from central banks of their countries of domicile to transfer funds for dividends to shareholders abroad, but for the majority of NTT’s subsidiaries, there are no restrictions on the ability to transfer funds for distribution to shareholders or other use. NTT’s analysis of the test under Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X is as follows:

As of March 31, 2015, NTT’s consolidated shareholder’s equity was 8,681,860 million yen, which included capital and capital reserves of NTT (which is the parent company) of 3,610,776 million yen (none of which may be used for dividends, pursuant to the Companies Act of Japan (the “Companies Act”) and statutory retained earnings of NTT available for dividends to shareholders of 599,366 million yen. The remaining balance of 4,471,718 million yen mainly comprises retained earnings in NTT’s subsidiaries. The total amount of statutory retained earnings of NTT’s major domestic subsidiaries NTT East, NTT West, NTT Communications, NTT DOCOMO and NTT DATA available for dividends to NTT as of March 31, 2015 was 3,644,450 million yen (after taking into account the percentage of NTT’s holdings in each subsidiary).

The total of the capital and capital reserves, statutory retained earnings of NTT available for distribution and statutory retained earnings of NTT’s major domestic subsidiaries available for distribution listed above is 7,854,592 million yen, or 90.5%, of the consolidated shareholder’s equity of 8,681,860 million yen, and therefore, the amount of shareholder’s equity which, as set forth in Rule 4-08(e)(3) of Regulation S-X, may not be transferred to the parent company in the form of loans, advances or cash dividends by NTT’s subsidiaries without the consent of a third party does not exceed 25% of NTT’s consolidated shareholder’s equity as of the end of the most recently completed fiscal year. Accordingly, NTT respectfully submits to the Staff that its situation does not meet the conditions for disclosure required by Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X. Similarly, NTT has not added disclosure regarding the nature and extent of restrictions on the ability of its subsidiaries to transfer funds to the Liquidity section in Item 5 due to the fact that there are no significant restrictions on the ability of its subsidiaries to transfer funds for dividends or any other purpose that have had or are expected to have any impact on the ability of NTT to meet its cash obligations.

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NTT acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions about the above response, please feel free to contact the undersigned (fax: +813-6838-5499), as well as Stuart Morrissy at our outside U.S. counsel, Milbank, Tweed, Hadley & McCloy LLP (tel.: +44-20-7615-3267; fax: +44-20-7615-3100; e-mail: smorrissy@milbank.com).

Very truly yours,

/s/ Yasutake Horinouchi
Vice President
Investor Relations Office
Nippon Telegraph and Telephone Corporation

cc:	Jamie Kessel, Staff Accountant

Terry French, Accounting Branch Chief

Celeste Murphy, Legal Branch Chief

Courtney Lindsay, Staff Attorney

Division of Corporation Finance

(Securities and Exchange Commission)

Tatsuya Watanabe

(Nippon Telegraph and Telephone Corporation)

Stuart Morrissy

(Milbank, Tweed, Hadley & McCloy LLP)